VELOCE CAP FUND 1, LP

 AUDITED FINANCIAL STATEMENTS

 FROM INCEPTION THROUGH DECEMBER 31, 2021

VELOCE CAP FUND 1, LP

 TABLE OF CONTENTS

 FROM INCEPTION THROUGH DECEMBER 31, 2021

Duner and Foote

 Certified Public Accountants www.DunerCPA.com

Telephone (949) 263-0030	18818 Teller Ave.
FAX (949) 263-0037	Suite 265
E-Mail DerrickFoote@Dunercpa.com	Irvine, California 92612

MEMBER OF

 CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR’S REPORT

To the Members of

Veloce Cap Fund 1, LP

We have audited the accompanying financial statements of Veloce Cap Fund 1, LP (“the “Fund”) (a New Jersey limited partnership) which comprise the balance sheet as of December 31, 2021, and the related statement of income and changes in members’ deficit, and cash flows from inception through December 31, 2021, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veloce Cap Fund 1, LP. as of December 31, 2021, and the results of its operations and its cash flows from inception through December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Duner and Foote,

Certified Public Accountants

Irvine, California

June 13, 2022

VELOCE CAP FUND 1, LP

BALANCE SHEET DECEMBER 31, 2021

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$100

TOTAL CURRENT ASSETS	$100

TOTAL ASSETS	$100

LIABILITIES AND MEMBERS’ DEFICIT

CURRENT LIABILITIES
Accrued expenses	$25,000

TOTAL CURRENT LIABILITIES	$25,000

MEMBERS’ DEFICIT - PER ACCOMPANYING STATEMENT	(24,900)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$100

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SEE INDEPENDENT AUDITOR'S REPORT

VELOCE CAP FUND 1, LP

STATEMENT OF INCOME AND CHANGES IN MEMBERS' DEFICIT

FROM INCEPTION THROUGH DECEMBER 31, 2021

REVENUE
Interest income	$—

TOTAL REVENUE	$—

OPERATING EXPENSES
Operating expenses	25,000

TOTAL OPERATING EXPENSES	25,000

NET LOSS	$(25,000)

MEMBERS’ DEFICIT
Members’ deficit - Capital contributions	100

MEMBERS DEFICIT - DECEMBER 31, 2021	$(24,900)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SEE INDEPENDENT AUDITOR'S REPORT

VELOCE CAP FUND 1, LP

STATEMENT OF CASH FLOWS

FROM INCEPTION THROUGH DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(25,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
Increase in accrued liabilities	25,000
—

Net cash provided by operating activities	—

CASH FLOWS FROM INVESTING ACTIVITIES
Member contributions	100

Net cash provided by investing activities	100

NET INCREASE IN CASH AND CASH EQUIVALENTS	100

CASH AND CASH EQUIVALENTS - FROM INCEPTION	—

CASH AND CASH EQUIVALENTS - DECEMBER 31, 2021	$100

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for -
Interest expense	$—

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SEE INDEPENDENT AUDITOR’S REPORT

VELOCE CAP FUND 1, LP

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION THROUGH DECEMBER 31, 2021

NOTE 1 - ORGANIZATION

Veloce Cap Fund 1, LP (the “Fund”) was formed on August 23, 2021 and is organized and licensed as a New Jersey limited partnership upon the filing of the Articles of Organization with the Secretary of State of New Jersey. The fund is managed by Veloce Consulting, Inc, a New Jersey corporation. Veloce Consulting, Inc. acts as the general partner of the fund.

The fund will begin offering units for investment upon qualification of the offering by the Securities and Exchange Commission. The maximum offering will be $75,000,000 in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933.

The Fund will use the proceeds from this offering to make, purchase, originate, fund, acquire and/or otherwise sell loans secured by interests in real or personal property located throughout the United States. The value and balance of Loans or properties will not be guaranteed by any governmental agency or private entity but may be guaranteed by affiliates and associates of the underlying borrowers. Sources of income to the Fund will come from the interest and fees charged to borrowers on the Loans, as well as from the sale of any properties acquired by the Fund for rehabilitation and/or resale. All Loans will be owned by the Fund and all revenue received from the Loans and investments in properties shall be distributed into the Fund, less applicable fees to the General Partner.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – The Fund maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by non-public business entities.

Cash and Cash Equivalents – The Fund considers all short-term, highly liquid unrestricted investments with original maturities of three months or less when purchased to be cash equivalents. As of December 31, 2021, cash and cash equivalents totaled $100.

Fair Value of Financial Instruments – Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments. Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash and cash equivalents and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk – Financial instruments which potentially subject the Fund to concentrations of credit risk consist primarily of cash deposits and trust deed notes receivables. The Fund has not experienced any losses on its bank deposit accounts, and believes it is not exposed to any significant credit risk on its accounts. Concentrations of credit risk with respect to trust deed notes receivable can exist due to the Fund’s focus on the state of California, which increases the Fund’s exposure to adverse local real estate, economic and market conditions and other risk factors, including natural disasters and acts of terrorism.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, the Fund evaluates its estimates; including those related to the reserve for losses on trust deed notes receivables and contingencies. The Fund bases its estimates on historical experience and on various assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results could differ from those estimates.

Reserve for Loan Losses –A reserve for loan losses is established based on management’s estimate of losses inherent and probable as of the balance sheet date. Management evaluates the adequacy of the reserve giving consideration to factors such as the value of the underlying collateral, current performance of the loans, extent and nature of delinquencies, credit characteristics of the portfolio, and the general economic environment.

Provision for losses is charged to the statement of operations. Management will evaluate the need for recording a loan loss reserve when operations begin.

Risks and Uncertainties – Trust deed notes receivables are subject to risks and uncertainties due to real estate market volatility, interest rate volatility, and credit risk. Due to the level of such risks and uncertainties, it is at least reasonably possible that changes in the values of the trust deed notes receivables will occur in the near term, and that such changes could materially affect the amounts reported in the balance sheet, statement of income and changes in partners’ equity.

Interest Income – Interest income on loans is accrued by the effective interest method. Generally, interest payments are due monthly, on the first day of each month. Interest is generally prorated to the first day of the month following the closing of the loan escrow. Interest income due and not received as of the balance sheet date is accrued.

VELOCE CAP FUND 1, LP

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION THROUGH DECEMBER 31, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes – The Fund is a limited partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited partnerships, no income tax is paid by the Fund as an entity. Each individual partner reports on their income tax returns their distributive share of the Fund’s income, gains, losses, deductions and credits, whether or not any actual distribution is made to such partner during a taxable year. There has not been a provision for income taxes accrued during the Fund’s first year of operation.

Fair Value Measurement - FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard provides a consistent definition of fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy established under ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

As required by ASC 820, the Fund’s trust deed notes receivables are classified within the fair value hierarchy based on the highest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 and its applicability to the Fund’s trust deed notes receivable are described below:

●	Level 1 Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date.

●	Level 2 Pricing inputs are quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes assets and liabilities valued at quoted prices adjusted for legal or contractual restrictions specific to these assets and liabilities.

●	Level 3 Pricing inputs are unobservable for the asset or liability; inputs that reflect the reporting entity’s assumptions that the market participants would use in pricing the asset or liability. Level 3 includes assets or liabilities that are supported by little or no market activity.

VELOCE CAP FUND 1, LP

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION THROUGH DECEMBER 31, 2021

NOTE 3 – FUND PROVISIONS

The Fund is a New Jersey limited partnership. The rights, duties and powers of the partners of the Fund are governed by the offering circular. The following description of the Fund’s offering circular provides only selected information. Limited Partners should refer to the Fund’s offering circular for a more complete description of the various provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the partners on specified matters. The Manager has the power and authority to act for and bind the Fund.

Profits and Losses – Profits and losses accrued during any calendar month are allocated to the partners in proportion to their capital accounts maintained throughout the month. Investors who become partners of the Fund other than on the first day of a calendar month shall be allocated a proportionate share of the Fund’s profits or losses for that month reflecting the days during the month that the investor was a partner.

Partner Withdrawal – Limited Partners who wish to withdraw before they have been Limited Partner for Twenty-Four (24) months (“Early Withdrawal”) can only withdraw if the Limited Partner produces evidence of undue hardship, and the General Partner permits Early Withdrawal, in its sole and absolute discretion. Acceptability of a Limited Partner’s hardship will be determined by the General Partner, in its sole and absolute discretion. Limited Partners who request Early Withdrawal will be subject to a penalty of Twenty Percent (20%) of the Limited Partner’s withdrawal proceeds. The General Partner may, at its sole discretion, waive an Early Withdrawal.

After the limited partner has been invested for twenty-four months, the limited partner can request to withdraw from the fund and must give at least ninety (90) days written notice to the General Partner. The fund will use its best efforts to return capital subject to, among other things, the Fund’s cash flow, financial condition, and prospective investments in assets.

Cash Distributions – Net Profits shall be distributed to the Limited Partners on an annual basis as follows: Eighty Percent (80% of the Net Profits of the Fund shall be distributed to the Limited Partners on a pro-rata basis, and the remaining Twenty (20%) of the Net Profits of the Fund shall be distributed to the General Partner. Net Profits means the Fund’s gross income less (1) the Fund’s operating expenses (including payment of outstanding debt (if any), administrative costs, legal expenses, and accounting fees); (2) an allocation of income for a loan loss reserve; and (3) payment of the Asset Management Fee and any other fees to the General Partner. All Cash distributions will be made on an annual basis, in arrears, and distributions to Limited Partners shall be prorated as applicable for the amount of time that a Limited Partner was a partner of the Company during such accounting period.

VELOCE CAP FUND 1, LP

NOTES TO FINANCIAL STATEMENTS

FROM INCEPTION THROUGH DECEMBER 31, 2021

NOTE 4 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, the Fund evaluated subsequent events through June 13, 2022, the date these financial statements were issued.

The Fund is currently seeking investors through an offering circular that has been filed with Securities & Exchange Commission. The Offering Circular via Form 1-A pursuant to Regulation A under the Securities Act of 1933, was approved by the Securities & Exchange Commission on January 24, 2022.

The Fund has entered into a broker-dealer with a law firm to raise capital in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933, as amended.

The Fund has entered into an agreement with the Dalmore Group LLC, a registered Broker Dealer, and Geraci LLP to work on the legal documents and filings.